

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

August 2, 2012

Via E-mail
Mr. Jason Child
Chief Financial Officer
Groupon, Inc.
600 West Chicago Avenue
Suite 620
Chicago, Illinois 60654

Re: Groupon, Inc.
Form 10-K for the Fiscal Year Ended December 31, 2011
Filed March 30, 2012
File No. 1-35335

Dear Mr. Child:

We have reviewed your filing and have the following comments. Please comply with the following comments in future filings. Confirm in writing that you will do so and explain to us how you intend to comply. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by providing the requested information or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing the information you provide in response to these comments, we may have additional comments.

Revenue, page 45

North America, page 45

International, page 46

Loss from Operations, page 49

1. Please expand your disclosures to discuss how certain channels which were launched in 2011, including but not limited to Groupon Getaways, Groupon Live, and Groupon Goods, contributed to your revenue growth and impacted your deal margins, loss from operations and revenue reserves, if at all, and your expectations on their future impact.

Non-GAAP Financial Measures, page 50

2. Please include a prominent presentation of the amounts for the three major categories of the statement of cash flows when presenting free cash flow, a non-GAAP liquidity measure. In this regard, refer to the guidance in Question 102.06 of the Compliance and Disclosure Interpretation on Non-GAAP Financial Measures dated July 8, 2011.

Cash Provided by Operating Activities, page 53

3. We note that you attributed your increase in cash to changes in working capital activities (in part), resulting primarily from a $380.1 million increase in merchant payables due to continued growth in the daily deals business. Please further address the extent to which the increase in merchant payables is attributable to a change in the mix of the daily deals business, in which merchants are obtaining a larger percentage of the proceeds from Groupons sold or where merchants have been subject to longer payment terms.

Critical Accounting Policies and Estimates, page 56

Refunds, page 56

4. We note that during the third quarter you launched several new channels, including travel (Groupon Getaways), live concerts and events (Groupon Live), and consumer products (Groupon Goods). Tell us whether you established a higher refund reserve during the fourth quarter to cover refunds primarily for these newer deals or your standard featured daily deals. In addition, provide us with the following information:

- Quantify the shift in your deal mix during the fourth quarter and the percentage increase of higher price point offers through your new merchant channels between the third quarter and the fourth quarter that required you to establish a higher refund reserve at year-end.

- State whether the higher than anticipated coupon returns were predominantly in the US or in your international operations.

- Explain in detail how your original estimate disclosed on February 8, 2012 of the reserve for customer refunds proved to be inadequate after you performed additional analysis. Specifically tell us what additional analysis was performed and when the problem was identified. Explain how it only impacted the fourth quarter of 2011 and did not impact the financial statements for the nine months ended September 30, 2011.

5. Please revise your disclosures to include a more detailed description of the input parameters for your modeled refund behavior, including but not limited to the deal mix and price point of deals. Additionally, tell us:

- How you considered the relatively long or indefinite period of time in which a Groupon may be refunded pursuant to your Groupon Promise, your lack of historical experience with higher price point offers and/ or with new markets, and the absence of a large volume of relatively homogenous transactions.

- The maximum amount of future refunds for which you may be liable as of each balance sheet date.

6. In a note to your financial statements, discuss in detail your rebate/refund policy for deals featured in late 2011, including for those higher price point offers and how you concluded that you could reliably estimate those refunds for this new deal mix.

Consolidated Variable Interest in LLC, page 80

7. Please provide variable interest entity disclosures required under ASC 810-10-50-2 through 50-15 or tell us why such disclosures are not required. In addition, tell us how you addressed your arrangement with the LLC in your previous registration statements and when you determined that you were the primary beneficiary. In this regard, we note your prior disclosure that you adopted the provisions of the guidance on variable interest entities prospectively beginning in 2010, and its application had no impact on your consolidated financial statements.

Item 9A. Controls and Procedures, page 104

8. We note in your disclosure that you concluded there was a "material weakness in the design and operating effectiveness of (y)our internal control over financial reporting as defined in SEC Regulation S-X." You further describe the material weakness as one that "relates to our financial statement close process." Please explain in more detail each of the three "primary factors" that contributed to this material weakness, the specific accounts impacted by these "factors," and how you determined that these three "factors" indicated that there was only one material weakness and it was limited to the financial close process. Additionally, please describe the considerations made in determining to aggregate control deficiencies.

Please file all correspondence over EDGAR. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Kathryn Jacobson, Senior Accountant, at (202) 551-3365 or Robert S. Littlepage, Accountant Branch Chief, at (202) 551-3361 if you have questions regarding comments on the financial statements and related matters. Please contact Ajay Koduri, Attorney-Advisor, at (202) 551-3310, or me at (202) 551-3810 with any other questions.

Sincerely,

/s/ Robert S. Littlepage for

Larry Spirgel
Assistant Director